UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 07, 2026

DATE, TIME AND PLACE: On May 07, 2026, at 2:30 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Garcia Rosa Carneiro, Secretary.

AGENDA: To resolve on: (i) the election of the members of the Company's Audit Committee for a new term of office; and (ii) the election of the members of the Company's Innovation and Technology Committee for a new term of office.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously, APPROVED the election of the following members to the Advisory Committees to the Board of Directors, pursuant to Article 17, XXI and XXIX, of the Company's Bylaws:

(i) as members of the Audit Committee, for a one (1) year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Mr. Pedro Augusto de Melo, Brazilian, married, accountant, bearer of the identity card RG No. 8,343,735-6, registered with the CPF/MF under No. 011.512.108-03, as Coordinator, pursuant to § 3 of article 30 of the Company's Bylaws; Mr. Luiz Carlos Nannini, Brazilian, married, accountant, bearer of the identity card RG No. 9.221.586-5 SSP/SP, registered with the CPF/MF under No. 038.563.538-95, as technical qualified member, pursuant to Article 9, § 6 of CMN Resolution No. 4,910/2021; Mrs. Andrea Maria Ramos Leonel, Brazilian, divorced, bachelor in economics, bearer of the identity card RG No. 084716873 SSP / SP, registered with the CPF/MF under No. 104.434.358-39; and Mr. René Luiz Grande, Brazilian, married, economist, bearer of the identity card RG No 6.309.316-9-SSP/SP, registered with the CPF/MF under No 583.893.348-87, as members, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

(ii) as members of the Innovation and Technology Committee, for a term valid until the first Meeting of the Board of Directors to be held after the 2027 Ordinary Shareholders Meeting, namely: Nitin Prabhu, American, married, administrator, holder of the American passport A37166580, in the capacity of Coordinator; Messrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, holder of identity card RG no. 3.839.280-X SSP/SP, registered with the CPF/MF under no. Ede Ilson Viani, Brazilian, married, accountant, holder of identity card RG no. 17.488.375 SSP/SP, registered with the CPF/MF under no. Eduardo Alvarez Garrido, Spanish, married, administrator, holder of identity card RNM no. V346153M – CGPI/DIREX/PF and registered with the CPF/MF under no. 228.866.408-83; Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, holder of identity card RG no. 22.884.756-4 SSP/SP and registered with the CPF/MF under no. 252.311.448-86; Guilherme Horn, Brazilian, married, administrator, holder of identity card RG no. 2031812-0 SSP/SP and registered with the CPF/MF under no. 924.866.147-53; Marco Jose Miguel Bressan, Italian, married, computer scientist, holder of the Italian passport YB4359162; and Mario Roberto Opice Leão, Brazilian, married, engineer, holder of Identity Card RG No. 24752106 SSP/SP, registered with the CPF/MF under No. 248.745.618-37, serving as Members; all with business addresses at Avenida Presidente Juscelino Kubitschek, No. 2041, Unit 281, Block A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, Zip Code 04543-011.

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[Free English Translation]

It was registered in the minutes that:

(a) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation; and

(b) The members of the Audit Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 4,970/2021, as well as of CMN Resolution nº 4,910/2021, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions;

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Garcia Rosa Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa– Directors. São Paulo, May 07, 2026.

.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Garcia Rosa Carneiro

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 7, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer